UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 31, 2014

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I

Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101 (b)(7).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated October 30, 2014 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the third quarter of 2014. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the nine month period ended September 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: October 31, 2014	By:	/s/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:

The IGB Group

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Third Quarter of 2014

LONDON, ENGLAND — October 30, 2014 – Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced today its unaudited results for the three months and nine months ended September 30, 2014.

Third Quarter and Year To Date Highlights

•	Reported revenue of $34.2 million for the third quarter 2014. Revenue for the nine months ended September 30, 2014 was $101.8 million

•	Reported net income(1) of $6.4 million for the third quarter 2014, including $8.6 million non-cash gain on redemption of preferred shares. For the nine months ended September 30, 2014, net income was $5.9 million after the gain on redemption of preferred shares together with a $1.9 million non-cash mark-to-market gain and non-cash $3.0 million accelerated write off of deferred financing costs

•	Generated $20.1 million of adjusted EBITDA(2) for the third quarter 2014. Adjusted EBITDA for the nine months ended September 30, 2014 was $60.8 million

•	Excluding the non-cash items, normalized net loss(1)(2) was $2.2 million for the third quarter 2014. Normalized net loss was $1.6 million for the nine months ended September 30, 2014

•	Commenced a new time charter with Sea Consortium, doing business as X-press Feeders, on July 17, 2014 for Ville d’Orion, a 4,113 TEU vessel, at a gross rate of $8,000 per day for six to 12 months at charterer’s option

•	Redeemed Series A Preferred Shares with a liquidation value of $45.0 million for a cash payment of $36.4 million on August 22, 2014. The purchase was funded with the net proceeds of an offering of $35.0 million Series B Cumulative Perpetual Preferred Shares (“Series B Preferred Shares”), which closed on August 20, 2014 and cash on hand.

•	Agreed to purchase the OOCL Tianjin, an 8,063 TEU containership, from Orient Overseas Container Lines Limited (“OOCL”) for $55 million. Immediately upon delivery on October 28, 2014, the vessel commenced a fixed-rate timecharter back to OOCL for a period of 36 to 39 months at $34,500 per day, which is expected to generate annual EBITDA of approximately $9.4 million and increases contracted revenue by between $37.7 million and $40.9 million

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “In the third quarter of 2014, we generated adjusted EBITDA of $20.1 million while achieving a number of strategic objectives that substantially strengthened our near-term operating results, longer-term contracted revenue stream and earnings power. Following our transformative refinancing earlier this year, we are pleased to have capitalized on favorable market conditions, entering into an attractive purchase and leaseback that meets our strict criteria and is immediately accretive to cash flow. The addition of this 8,063 TEU vessel on October 28, 2014, stands as an important milestone in the execution of our growth strategy and adds approximately $40 million to our contracted revenue stream and over $9 million to annual EBITDA. With the successful commencement of the vessel’s timecharter earlier this week, we have established an important relationship with an additional top tier charterer, further diversifying our customer base.”

Mr. Webber continued, “Our sizable contracted revenue stream and strong balance sheet provide us with a solid platform to continue to take advantage of attractive opportunities to further grow the fleet and create value for our shareholders. As we move forward, we will continue to focus on transactions that are immediately accretive to cashflow and earnings, diversify our charter portfolio with high quality counterparties and increase our capacity to pay a sustainable dividend to our shareholders.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended September 30, 2014	Three months ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013

Revenue	34,224	36,080	101,763	107,156
Operating Income	10,081	13,450	30,666	38,352
Net Income (1)	6,369	7,264	5,925	24,625
Adjusted EBITDA (2)	20,123	23,544	60,774	68,642
Normalised Net (Loss) Income (1)(2)	(2,207)	5,874	(1,609)	12,794

(1)	Net income and Normalized net (loss) income available to common shareholders
(2)	Adjusted EBITDA and Normalized net (loss) income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The 17 vessel fleet generated revenue from fixed rate, mainly long-term time, charters of $34.2 million in the three months ended September 30, 2014, down $1.9 million on revenue of $36.1 million for the comparative period in 2013, due mainly to reduced revenue on four vessels, following charter extensions by three years at a lower daily rate of $15,300 compared to $18,465 previously, effective February 1, 2014 and from 16 days idle time in the quarter for Ville d’Orion due to her redelivery by the previous charterer, CMA CGM, in late May, until the commencement of the new charter on July 17, 2014, together with 29 days off-hire for two planned dry-dockings. There were 1,564 ownership days in the quarter, the same as the comparable period in 2013. In the third quarter 2014, there was a total of 50 days off-hire of which five days were unplanned, 29 days were for planned drydockings and 16 days were from idle time between charters, giving an overall utilization of 96.8%. There was no offhire in the comparable period of 2013, giving utilization of 100.0%.

For the nine months ended September 30, 2014, revenue was $101.8 million, down $5.4 million on revenue of $107.2 million in the comparative period, mainly due to lower revenue on the four extended charters, a total of 64 days idle time on the two 4,113 TEU vessels pending re-deployment on new charters and lower hire on Julie Delmas for 155 days during the period of reduced capability due to a damaged crane.

The table below shows fleet utilization for the three and nine months ended September 30, 2014 and 2013 and for the years ended December 31, 2013, 2012, 2011 and 2010.

	Three months ended		Nine months ended
Days	Sept 30, 2014	Sept 30, 2013	Sept 30, 2014	Sept 30, 2013	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010

Ownership days	1,564	1,564	4,641	4,641	6,205	6,222	6,205	6,205
Planned offhire – scheduled drydock	(29)	0	(29)	(21)	(21)	(82)	(95)	0
Unplanned offhire	(5)	0	(11)	(6)	(7)	(16)	(11)	(3)
Idle time	(16)	0	(64)	0	0	0	0	0

Operating days	1,514	1,564	4,537	4,614	6,177	6,124	6,099	6,202

Utilization	96.8%	100.0%	97.8%	99.4%	99.5%	98.4%	98.3%	99.9%

There were two drydockings in the third quarter 2014, the first in the year, and none in the comparative period. Two vessels were drydocked in the nine months to September 30, 2013. There are no further regulatory drydockings scheduled for 2014 and one – OOCL Tianjin – in 2015.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $12.5 million for the three months ended September 30, 2014. The average cost per ownership day in the quarter was $7,984 compared to $7,127 for the comparative period, up $857 or 12.0%. The increases are primarily attributable to a $0.4 million repositioning cost for one vessel on commencement of a new charter, equivalent to $261 per day across the fleet for the quarter, and to higher crew costs. Third quarter 2013 also benefitted from prior period adjustments for port costs. Third quarter 2014 average cost per ownership day was up $478 or 6.4% on $7,506 for the rolling four quarters ended June 30, 2014 mainly from the cost of bunkers consumed, for owners account, while the two 4,113 TEU vessels were idle and for positioning Ville d’Aquarius and Ville d’Orion for the commencement of their new charters in May and July, 2014 respectively.

For the nine months ended September 30, 2014 vessel operating expenses were $36.2 million or an average of $7,793 per day, compared to $34.3 million in the comparative period or $7,391 per day.

Depreciation

Depreciation for the three months ended September 30, 2014 was $10.0 million, compared to $10.1 million in the third quarter 2013.

Depreciation for the nine months ended September 30, 2014 was $30.1 million, compared to $30.3 million in the comparative period.

General and Administrative Costs

General and administrative costs were $1.7 million in the three months ended September 30, 2014, compared to $1.5 million in the third quarter of 2013.

For the nine months ended September 30, 2014, general and administrative costs were $5.1 million, compared to $4.5 million for 2013. The increase is due mainly to costs associated with the issuance in March 2014 of our 10.0% First Priority Secured Notes, which could not be capitalized.

Other Operating Income

Other operating income in the three months ended September 30, 2014 was $0.1 million, the same as in the third quarter 2013.

For the nine months ended September 30, 2014, other operating income was $0.3 million, the same as for the comparative period.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $20.1 million for the three months ended September 30, 2014, down from $23.5 million for the three months ended September 30, 2013.

Adjusted EBITDA for the nine months ended September 30, 2014 was $60.8 million, compared to $68.6 million for the comparative period.

Interest Expense

Until March 19, 2014, the Company’s borrowings comprised amounts outstanding under its credit facility, which carried interest at US $ LIBOR plus a margin, most recently 3.75%, and $45 million preferred shares, which carried interest at US $ LIBOR plus a margin of 2.00%. The Company hedged its interest rate exposure by entering into derivatives that swapped floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows.

On March 19, 2014, the outstanding borrowings under the credit facility totaling $366.4 million were repaid out of the proceeds of $420.0 million aggregate principal amount of 10.0% First Priority Secured Notes due 2019 (the “Notes”). In addition, the $277.0 million nominal amount of interest rate derivatives outstanding were terminated on March 19, 2014 for a final payment of $19.3 million.

Interest expense for the three months ended September 30, 2014, including interest and the amortization of deferred financing costs and of the original issue discount on the Notes, interest on the $45.0 million series A preferred shares until their redemption on August 22, 2014 and the commitment fee on the Company’s undrawn $40.0 million revolving credit facility, was $11.9 million.

In the third quarter 2013, interest expense, including amortization of deferred financing costs, was $4.7 million, on borrowings averaging $400.1 million under the Company’s credit facility and $45.0 million series A preferred shares.

For the nine months ended September 30, 2014, interest expense (including the amortization of deferred financing costs and from March 19, 2014 of the original issue discount on the Notes) on borrowings under the credit facility up to March 19, 2014, on the Notes from that date, on the $45.0 million series A preferred shares and including the commitment fee on the $40.0 million revolving credit facility was $32.1 million. Amortization of deferred financing costs includes accelerated write off of $3.0 million being the balance of such costs associated with the credit facility.

Interest expense for the nine months ended September 30, 2013 was $14.4 million on an average amount outstanding on the credit facility during that period of $412.1 million and $45.0 million of series A preferred shares.

Interest income for the three and nine months ended September 30, 2014 and 2013 was not material.

Change in Fair Value of Financial Instruments

The Company hedged its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt. These hedges did not qualify for hedge accounting under US GAAP and the outstanding hedges were marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments were terminated on March 19, 2014 and consequently had no effect in the three months ended September 30, 2014. They gave a realized loss of $2.9 million in the three months ended September 30, 2013 for settlements in the period, as US $ LIBOR rates were lower than the average fixed rates. Further, there was a $1.4 million unrealized gain for revaluation of the balance sheet.

For the nine months ended September 30, 2014, the realized loss from hedges was $2.8 million and the unrealized gain was $1.9 million. This compares to a realized loss of $11.2 million and an unrealized gain of $11.8 million in the nine months ended September 30, 2013.

Gain on redemption of Series A Preferred Shares

On August 22, 2014, the Company repurchased all of its outstanding Series A Preferred Shares for cash of $36.4 million, a discount to their liquidation value of $45.0 million, giving rise to a non-cash gain of $8.6 million.

The purchase was funded with the net proceeds from the Company’s offering of $35.0 million Series B Cumulative Perpetual Preferred Shares (“Series B Preferred Shares”), which closed on August 20, 2014, and cash on hand.

Taxation

Taxation for the three months ended September 30, 2014 was $16,000, compared to $24,000 in the third quarter of 2013.

Taxation for the nine months ended September 30, 2014 was $58,000, compared to $63,000 for the comparative period in 2013.

Earnings allocated to Preferred Shares

The new Series B Preferred Shares carry a coupon of 8.75%, the cost of which from the closing of the offering on August 20, 2014 to the end of the quarter was $349,000. This was paid on October 1, 2014.

Net Loss/Income Available to Common Shareholders

Net income for the three months ended September 30, 2014 was $6.4 million, after the non-cash gain on redemption of the Series A Preferred Shares of $8.6 million. For the three months ended September 30, 2013 net income was $7.3 million, after the $1.4 million non-cash interest rate derivative mark-to-market gain. Normalized net loss, which excludes, where applicable, the effect of the non-cash gain on redemption of the preferred shares and the interest rate derivative mark-to-market gain was $2.2 million for the three months ended September 30, 2014, while normalized net income was $5.9 million for the three months ended September 30, 2013.

Net income was $5.9 million for the nine months ended September 30, 2014 after a $1.9 million non-cash mark-to-market gain on interest rate derivatives, a non-cash $3.0 million accelerated write off of deferred financing costs and the $8.6 million gain on redemption of the preferred shares. For the nine months ended September 30, 2013, net income was $24.6 million after an $11.8 million non-cash interest rate derivative mark-to-market gain.

Dividend

The board of directors is committed to paying a meaningful dividend once this can be sustained and provided that it is in the best interests of shareholders at the time. In the meantime, Global Ship Lease is not paying a dividend on common shares.

Fleet

The following table provides information as at September 30, 2014 about the on-the-water fleet of 17 vessels, of which 15 are chartered to CMA CGM and two to Sea Consortium, doing business as X-press Feeders. We purchased our eighteenth vessel, the 8,063 TEU, 2005 built OOCL Tianjin, from Orient Overseas Containerline Limited (“OOCL”) taking delivery on October 28, 2014 and immediately chartering the vessel back to the seller for 36 to 39 months, at charterer’s option, at a rate of $34,500 per day.

Vessel Name	Capacity in TEUs (1)	Year Built	Charterer	Remaining Charter Term (2) (years)	Earliest Charter Expiry Date	Daily Charter Rate $
Ville d’Orion	4,113	1997	Sea Consortium	0.30	January 17, 2015	8,000
Ville d’Aquarius	4,113	1996	Sea Consortium	0.10	October 4, 2014	7,490
CMA CGM Matisse	2,262	1999	CMA CGM	5.25	Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	1999	CMA CGM	5.25	Sept 11, 2019	15,300
Delmas Keta	2,207	2003	CMA CGM	3.25	Sept 20, 2017	18,465
Julie Delmas	2,207	2002	CMA CGM	3.25	Sept 11, 2017	18,465
Kumasi	2,207	2002	CMA CGM	3.25	Sept 21, 2017	18,465
Marie Delmas	2,207	2002	CMA CGM	3.25	Sept 14, 2017	18,465
CMA CGM La Tour	2,272	2001	CMA CGM	5.25	Sept 20, 2019	15,300
CMA CGM Manet	2,272	2001	CMA CGM	5.25	Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	2007	CMA CGM	6.25	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	2007	CMA CGM	6.25	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	2008	CMA CGM	11.25	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	2006	CMA CGM	8.25	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	2006	CMA CGM	8.25	Sept 16, 2022	25,350
CMA CGM America	4,045	2006	CMA CGM	8.25	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	2012	CMA CGM	7.00	May 28, 2021	34,000

(1)	Twenty-foot Equivalent Units.
(2)	As at September 30, 2014. Plus or minus 90 days, other than Ville d’Aquarius which is plus or minus 30 days, all at charterer’s option.
(3)	Ville d’Orion on charter from July 17, 2014 for a minimum of six months and maximum of 12 months at charterer’s option and 30 days’ notice.
(4)	One of the cranes on-board Julie Delmas was found to be damaged in January 2014 and was out of service until repaired on July 14, 2014. The Company agreed with CMA CGM to reduce the daily charter rate pro-rata, from $18,465 to $10,000 per day from February 9, 2014, to reflect the diminished performance of the vessel, for as long as the crane was not operational. The daily charter rate reverted to $18,465 from July 14, 2014.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended September 30, 2014 today, Thursday, October 30, 2014 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 20602749

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Saturday, November 15, 2014 at (855) 859-2056 or (404) 537-3406. Enter the code 20602749 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

The Company’s Annual Report for 2013 is on file with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 18 vessels with a total capacity of 74,412 TEU and an average age, weighted by TEU capacity, at October 28, 2014 of 10.6 years. All 18 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters is 5.7 years or 6.5 years on a weighted basis, excluding Ville d’Aquarius and Ville d’Orion, which are deployed in the short term charter market.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted EBITDA

Adjusted EBITDA represents Net income (loss) before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, earnings allocated to preferred shares, non-cash gains on redemption of preferred shares, depreciation, amortization and impairment charges. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

ADJUSTED EBITDA – UNAUDITED

(thousands of U.S. dollars)

		Three months ended Sept 30, 2014	Three months ended Sept 30, 2013	Nine months ended Sept 30, 2014	Nine months ended Sept 30, 2013

Net income		6,369	7,264	5,925	24,625

Adjust:	Depreciation	10,042	10,094	30,108	30,290
	Interest income	(26)	(12)	(55)	(35)
	Interest expense	11,949	4,687	32,108	14,363
	Gain on redemption of preferred shares	(8,576)	—	(8,576)	—
	Realized loss on interest rate derivatives	—	2,877	2,801	11,167
	Unrealized (gain) on interest rate derivatives	—	(1,390)	(1,944)	(11,831)
	Earnings allocated to preferred shares	349	—	349	—
	Income tax	16	24	58	63

Adjusted EBITDA		20,123	23,544	60,774	68,642

B. Normalized net income

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs, impairment charges and gain of redemption of preferred shares. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME – UNAUDITED

(thousands of U.S. dollars)

		Three months ended Sept 30, 2014	Three months ended Sept 30, 2013	Nine months ended Sept 30, 2014	Nine months ended Sept 30, 2013

Net income available to common shareholders		6,369	7,264	5,925	24,625

Adjust:	Unrealized (gain) on derivatives	—	(1,390)	(1,944)	(11,831)
	Accelerated amortization of deferred financing costs	—	—	2,986	—
	Gain on redemption of preferred shares	(8,576)	—	(8,576)	—

Normalized net (loss) income		(2,207)	5,874	(1,609)	12,794

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;

•	Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Operating Revenues
Time charter revenue	$34,224	$36,080	$101,763	$107,156

Operating Expenses
Vessel operating expenses	12,487	11,146	36,168	34,300
Depreciation	10,042	10,094	30,108	30,290
General and administrative	1,721	1,490	5,131	4,546
Other operating income	(107)	(100)	(310)	(332)

Total operating expenses	24,143	22,630	71,097	68,804

Operating Income	10,081	13,450	30,666	38,352

Non Operating Income (Expense)
Interest income	26	12	55	35
Interest expense	(11,949)	(4,687)	(32,108)	(14,363)
Gain on redemption of Series A Preferred Shares	8,576	—	8,576	—
Realized loss on interest rate derivatives	—	(2,877)	(2,801)	(11,167)
Unrealized gain on interest rate derivatives	—	1,390	1,944	11,831

Income before Income Taxes	6,734	7,288	6,332	24,688

Income taxes	(16)	(24)	(58)	(63)

Net Income	$6,718	$7,264	$6,274	$24,625

Earnings allocated to Series B Preferred Shares	(349)	—	(349)	—

Net income available to Common Shareholders	$6,369	$7,264	$5,925	$24,625

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	47,691,484	47,513,934	47,691,383	47,513,934
Diluted	47,815,765	47,769,990	47,818,650	47,763,314

Net income per Class A common share
Basic (including RSU’s without service conditions)	$0.13	$0.15	$0.12	$0.52
Diluted	$0.13	$0.15	$0.12	$0.52

Weighted average number of Class B common shares outstanding
Basic and diluted	7,405,956	7,405,956	7,405,956	7,405,956

Net income per Class B common share
Basic and diluted	$0.00	$0.00	$0.00	$0.00

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	September 30, 2014	December 31, 2013

Assets

Cash and cash equivalents	$64,352	$24,536
Restricted cash	—	3
Accounts receivable	6,554	7,006
Prepaid expenses	404	5,337
Other receivables	1,070	115
Inventory	328	—
Current portion of deferred financing costs	3,143	1,391

Total current assets	75,851	38,388

Vessels in operation	790,601	817,875
Other fixed assets	7	7
Intangible assets	74	95
Deferred financing costs	10,962	1,882

Total non-current assets	801,644	819,859

Total Assets	$877,495	$858,247

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	$—	$50,110
Intangible liability – charter agreements	2,119	2,119
Accounts payable	1,885	1,289
Accrued expenses	5,752	6,887
Derivative instruments	—	8,776

Total current liabilities	9,756	69,181

Long term debt	414,436	316,256
Series A Preferred Shares	—	44,976
Intangible liability – charter agreements	14,226	15,812
Deferred tax liability	37	43
Derivative instruments	—	12,513

Total long term liabilities	428,699	389,600

Total Liabilities	$438,455	$458,781

Commitments and contingencies	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2013 – 47,513,934)	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2013 – 7,405,956)	74	74
Series B Preferred shares – authorized 16,100 shares with a $0.01 par value 14,000 issued and outstanding (2013 – nil)	—	—
Additional paid in capital	386,325	352,676
Retained earnings	52,166	46,241

Total Stockholders’ Equity	439,040	399,466

Total Liabilities and Stockholders’ Equity	$877,495	$858,247

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Cash Flows from Operating Activities
Net income	$6,718	$7,264	$6,274	$24,625

Adjustments to Reconcile Net income to Net Cash Provided by Operating Activities
Depreciation	10,042	10,094	30,108	30,290
Amortization of deferred financing costs	785	342	4,947	1,005
Amortization of original issue discount	384	—	736	—
Change in fair value of derivative instruments	—	(1,390)	(1,944)	(11,831)
Amortization of intangible liability	(530)	(530)	(1,589)	(1,589)
Settlements of derivative instruments which do not qualify for hedge accounting	—	2,877	2,801	11,167
Share based compensation	50	101	152	286
Gain on redemption of Series A Preferred Shares	(8,576)	—	(8,576)	—
(Increase) decrease in accounts receivables and other assets	(415)	(2,031)	4,335	6,495
Decrease (increase) in inventory	145	—	(328)	—
(Decrease) in accounts payable and other liabilities	(12,684)	(1,161)	(2,807)	(4,577)
Unrealized foreign exchange (gain) loss	(20)	12	(3)	10

Net Cash (Used in) Provided by Operating Activities	(4,101)	15,578	34,106	55,881

Cash Flows from Investing Activities
Settlement and termination of derivative instruments which do not qualify for hedge accounting	—	(2,877)	(22,146)	(11,167)
Cash paid for other assets	—	—	(7)	—
Cash paid for drydockings	(841)	(1,003)	(841)	(2,607)

Net Cash Used in Investing Activities	(841)	(3,880)	(22,994)	(13,774)

Cash Flows from Financing Activities
Repayment of credit facility	—	(15,803)	(366,366)	(41,400)
Proceeds from issuance of secured notes	—	—	413,700	—
Deferred financing costs incurred	—	—	(15,779)	—
Proceeds from Series B Preferred Shares offering, net of related expenses	33,892	—	33,892	—
Variation in restricted cash	3	—	3	—
Redemption of Series A Preferred Shares	(36,400)	—	(36,400)	—
Series B Preferred Shares – dividends paid	(349)	—	(349)	—

Net Cash (Used in) Provided by Financing Activities	(2,854)	(15,803)	28,701	(41,400)

Net (Decrease) Increase in Cash and Cash Equivalents	(7,796)	(4,105)	39,813	707

Cash and Cash Equivalents at Start of Period	72,148	30,957	24,539	26,145

Cash and Cash Equivalents at End of Period	$64,352	$26,852	$64,352	$26,852

Supplemental information

Total interest paid	$22,547	$5,685	$26,298	$14,841

Income tax paid	$21	$24	$62	$59

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2014

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		September 30, 2014	December 31, 2013
	Note
Assets

Cash and cash equivalents		$64,352	$24,536
Restricted cash		—	3
Accounts receivable		6,554	7,006
Prepaid expenses		404	5,337
Other receivables		1,070	115
Inventory		328	—
Current portion of deferred financing costs	5	3,143	1,391

Total current assets		75,851	38,388

Vessels in operation	4	790,601	817,875
Other fixed assets		7	7
Intangible assets		74	95
Deferred financing costs	5	10,962	1,882

Total non-current assets		801,644	819,859

Total Assets		$877,495	$858,247

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	6	$—	$50,110
Intangible liability – charter agreements		2,119	2,119
Accounts payable		1,885	1,289
Accrued expenses		5,752	6,887
Derivative instruments	10	—	8,776

Total current liabilities		9,756	69,181

Long term debt	6	414,436	316,256
Series A Preferred Shares	9	—	44,976
Intangible liability – charter agreements		14,226	15,812
Deferred tax liability		37	43
Derivative instruments	10	—	12,513

Total long term liabilities		428,699	389,600

Total Liabilities		$438,455	$458,781

Commitments and contingencies	8	—	—

Stockholders’ Equity

Class A Common stock – authorized
214,000,000 shares with a $0.01 par value;
47,541,484 shares issued and outstanding (2013 – 47,513,934)	9	$475	$475
Class B Common stock – authorized
20,000,000 shares with a $0.01 par value;
7,405,956 shares issued and outstanding (2013 – 7,405,956)	9	74	74
Series B Preferred shares – authorized
16,100 shares with a $0.01 par value
14,000 issued and outstanding (2013 – nil)	9	—	—
Additional paid in capital		386,325	352,676
Retained earnings		52,166	46,241

Total Stockholders’ Equity		439,040	399,466

Total Liabilities and Stockholders’ Equity		$877,495	$858,247

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended September 30,		Nine months ended September 30,
		2014	2013	2014	2013
	Note

Operating Revenues
Time charter revenue	7	$34,224	$36,080	$101,763	$107,156

Operating Expenses
Vessel operating expenses		12,487	11,146	36,168	34,300
Depreciation	4	10,042	10,094	30,108	30,290
General and administrative		1,721	1,490	5,131	4,546
Other operating income		(107)	(100)	(310)	(332)

Total operating expenses		24,143	22,630	71,097	68,804

Operating Income		10,081	13,450	30,666	38,352

Non Operating Income (Expense)
Interest income		26	12	55	35
Interest expense		(11,949)	(4,687)	(32,108)	(14,363)
Gain on redemption of Series A Preferred Shares	9	8,576	—	8,576	—
Realized loss on interest rate derivatives		—	(2,877)	(2,801)	(11,167)
Unrealized gain on interest rate derivatives	10	—	1,390	1,944	11,831

Income before Income Taxes		6,734	7,288	6,332	24,688

Income taxes		(16)	(24)	(58)	(63)

Net Income		$6,718	$7,264	$6,274	$24,625

Earnings allocated to Series B Preferred Shares		(349)	—	(349)	—

Net Income available to Common Shareholders		$6,369	$7,264	$5,925	$24,625

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	12	47,691,484	47,513,934	47,691,383	47,513,934
Diluted	12	47,815,765	47,769,990	47,818,650	47,763,314

Net income per Class A common share
Basic (including RSU’s without service conditions)	12	$0.13	$0.15	$0.12	$0.52
Diluted	12	$0.13	$0.15	$0.12	$0.52

Weighted average number of Class B common shares outstanding
Basic and diluted	12	7,405,956	7,405,956	7,405,956	7,405,956

Net income per Class B common share
Basic and diluted	12	$0.00	$0.00	$0.00	$0.00

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended September 30,		Nine months ended September 30,
		2014	2013	2014	2013
	Note

Cash Flows from Operating Activities
Net income		$6,718	$7,264	$6,274	$24,625

Adjustments to Reconcile Net income to Net Cash Provided by Operating Activities
Depreciation	4	10,042	10,094	30,108	30,290
Amortization of deferred financing costs	5	785	342	4,947	1,005
Amortization of original issue discount	6	384	—	736	—
Change in fair value of derivative instruments	10	—	(1,390)	(1,944)	(11,831)
Amortization of intangible liability		(530)	(530)	(1,589)	(1,589)
Settlements of derivative instruments which do not qualify for hedge accounting	10	—	2,877	2,801	11,167
Share based compensation	11	50	101	152	286
Gain on redemption of Series A Preferred Shares	9	(8,576)	—	(8,576)	—
(Increase) decrease in accounts receivables and other assets		(415)	(2,031)	4,335	6,495
Decrease (increase) in inventory		145	—	(328)	—
(Decrease) in accounts payable and other liabilities		(12,684)	(1,161)	(2,807)	(4,577)
Unrealized foreign exchange (gain) loss		(20)	12	(3)	10

Net Cash (Used in) Provided by Operating Activities		(4,101)	15,578	34,106	55,881

Cash Flows from Investing Activities
Settlement and termination of derivative instruments which do not qualify for hedge accounting	10	—	(2,877)	(22,146)	(11,167)
Cash paid for other assets		—	—	(7)	—
Cash paid for drydockings		(841)	(1,003)	(841)	(2,607)

Net Cash Used in Investing Activities		(841)	(3,880)	(22,994)	(13,774)

Cash Flows from Financing Activities
Repayment of credit facility	6	—	(15,803)	(366,366)	(41,400)
Proceeds from issuance of secured notes	6	—	—	413,700	—
Deferred financing costs incurred	5	—	—	(15,779)	—
Proceeds from Series B Preferred Shares offering, net of related expenses	9	33,892	—	33,892	—
Variation in restricted cash	9	3	—	3	—
Redemption of Series A Preferred Shares	9	(36,400)	—	(36,400)	—
Series B Preferred Shares – dividends paid		(349)	—	(349)	—

Net Cash (Used in) Provided by Financing Activities		(2,854)	(15,803)	28,701	(41,400)

Net (Decrease) Increase in Cash and Cash Equivalents		(7,796)	(4,105)	39,813	707
Cash and Cash Equivalents at Start of Period		72,148	30,957	24,539	26,145

Cash and Cash Equivalents at End of Period		$64,352	$26,852	$64,352	$26,852

Supplemental information

Total interest paid		$22,547	$5,685	$26,298	$14,841

Income tax paid		$21	$24	$62	$59

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock	Number of Series B Preferred Shares	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Retained Earnings	Stockholders’ Equity

Balance at January 1, 2013	54,887,820	—	$549	$—	$352,316	$13,723	$366,588

Restricted Stock Units (note 11)	—	—	—	—	360	—	360
Class A Common Shares issued (note 9)	32,070	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	32,518	32,518

Balance at December 31, 2013	54,919,890	—	$549	$—	$352,676	$46,241	$399,466

Restricted Stock Units (note 11)	—	—	—	—	152	—	152
Class A Common Shares issued (note 9)	27,550	—	—	—	—	—	—
Series B Preferred Shares issued (note 9)	—	14,000	—	—	35,000	—	35,000
Series B Preferred Shares issue expenses (note 9)	—	—	—	—	(1,503)	—	(1,503)
Net income for the period	—	—	—	—	—	6,274	6,274
Series B Preferred Shares dividend (note 9)	—	—	—	—	—	(349)	(349)

Balance at September 30, 2014	54,947,440	14,000	$549	$—	$386,325	$52,166	$439,040

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Company owns and charters out containerships. With the exception of two vessels which are on short-term time charters to a unrelated party, all vessels are time chartered to CMA CGM S.A. (“CMA CGM”) for remaining terms as at September 30, 2014 ranging from 3.25 to 11.25 years (see note 7).

The following table provides information about the 17 vessels owned as at September 30, 2014:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	Sea Consortium	0.30	$8.000
Ville d’Aquarius	4,113	1996	December 2007	Sea Consortium	0.10	$7.490
CMA CGM Matisse (3)	2,262	1999	December 2007	CMA CGM	5.25	$15.300
CMA CGM Utrillo (3)	2,262	1999	December 2007	CMA CGM	5.25	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	3.25	$18.465
Julie Delmas (4)	2,207	2002	December 2007	CMA CGM	3.25	$18.465
Kumasi	2,207	2002	December 2007	CMA CGM	3.25	$18.465
Marie Delmas	2,207	2002	December 2007	CMA CGM	3.25	$18.465
CMA CGM La Tour (3)	2,272	2001	December 2007	CMA CGM	5.25	$15.300
CMA CGM Manet (3)	2,272	2001	December 2007	CMA CGM	5.25	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	6.25	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	6.25	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	11.25	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	8.25	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	8.25	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	8.25	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	7.00	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	Plus or minus 90 days, other than Ville d’Aquarius and Ville d’Orion which are plus or minus 30 days, all at charterer’s option.
(3)	The charters on these four vessels were extended in February 2014 by three years with new expiry dates in December 2019 at an amended daily charter rate of $15.300 per day with effect from February 1, 2014.
(4)	One of the cranes on-board Julie Delmas was found to be damaged in January 2014 and was out of service. The Company agreed with CMA CGM to reduce the daily charter rate pro-rata, from $18,465 to $10,000 per day from February 9, 2014, to reflect the diminished performance of the vessel, for as long as the crane was not operational. The crane was repaired with effect from July 14, 2014 when the daily charter rate reverted to $18,465.
(5)	The Company acquired an 8,063 TEU containership from Orient Overseas Container Lines Limited (“OOCL”) on October 28, 2014. The vessel, OOCL Tianjin, was immediately time chartered back to OOCL for a period of 36 to 39 months, at charterer’s option, at a gross rate of $34,500 per day.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

Counterparty risk

Most of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and has been experiencing a sustained cyclical downturn. Many container shipping companies have reported losses.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

The Company has experienced delays in receiving charterhire from CMA CGM, where between one and two instalments have been outstanding. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month. As at September 30, 2014, one period of charterhire, due on September 16, 2014, was outstanding amounting to $5,764. This was received in October 2014. As at close of business on October 27, 2014, the latest practicable date prior to the issuance of these interim consolidated financial statements, one period of charterhire, due on October 16, 2014 amounting to $5,757 was outstanding.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern. The results of operations for the nine months ended September 30, 2014 may not be indicative of the results that may be expected for the entire year ending December 31, 2014.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2013 filed with the Securities and Exchange Commission on April 22, 2014 in the Company’s Annual Report on Form 20-F.

Impairment Testing

The agreement on new charters of two of the Company’s vessels (see note 2(a)) was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed for these two vessels as at June 30, 2014. Based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts as at June 30, 2014 and accordingly no impairment was recognised.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure (continued)

Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update in respect of revenue from contracts with customers (Topic 606). The update is effective for annual periods beginning after December 15, 2016 and early application is not permitted. The Company is currently assessing the impact of adopting this update on its financial statements.

In June 2014, FASB issued an update in respect of Stock Compensation (Topic 718). The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The performance condition should not be reflected in estimating the grant-date fair value of the award and the compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The amendment is effective for annual periods beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment is not expected to lead to any changes to the Company’s financial statements.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	September 30, 2014	December 31, 2013

Cost	$1,014,090	$1,014,473
Accumulated depreciation	(224,891)	(196,598)
Drydock – in progress	1,402	—

Net book value	$790,601	$817,875

5.	Deferred Financing Costs

Costs amounting to $4,800 incurred up to December 31, 2013 in connection with the Company’s refinancing were recorded within prepaid expenses as at that date. On March 19, 2014, the Company completed this refinancing by the issue of 10.0% First Priority Secured Notes due 2019 (“the 2019 Notes”) disclosed in note 6(b) and by agreeing the Revolving Credit Facility disclosed in note 6(c). On completion of the refinancing, these deferred financing costs were reclassified from prepaid expenses to deferred financing costs, together with additional costs incurred during the first quarter.

	September 30, 2014	December 31, 2013

Opening balance	$3,273	$4,659
Reclassification from prepaid expenses	4,800	—
Expenditure in the period	10,979	—
Amortization included within interest expense	(4,947)	(1,386)

Closing balance	$14,105	$3,273

The deferred finance costs are being amortised on an effective interest rate basis over the life of the financings for which they were incurred.

The remaining unamortized balance of deferred financing costs relating to the credit facility which was fully repaid and terminated on March 19, 2014 amounting to $2,986 was written off and recorded within interest expense within the Consolidated Statement of Income.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Long-Term Debt

a)	Credit Facility

From December 2007 the Company was financed by a senior secured credit facility with a final maturity date of August 2016. This credit facility was fully repaid and terminated on March 19, 2014 using the proceeds of the issue of the 2019 Notes (see note 6(b)).

Amounts borrowed under the credit facility bore interest at USD LIBOR plus a margin of between 2.50% and 3.75% depending on the Leverage Ratio (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels).

Due to the downturn after April 2011 in charter free market values of containerships, the Company obtained waivers from its lenders of the requirement to perform the Leverage Ratio test, the most recent of which had extended the waiver to April 30, 2015. Under the terms of the waivers, the Company paid a margin of 3.75% over USD LIBOR and made quarterly repayments of the credit facility in an amount equal to free cash in excess of $20,000 determined as at the previous month end, subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. Additionally the Company was unable to make dividend payments to common shareholders.

	September 30, 2014	December 31, 2013

Secured credit facility, at USD LIBOR plus 3.75%	$—	$366,366
Less current instalments	—	(50,110)

Non-current portion	$—	$316,256

b)	10.0% First Priority Secured Notes Due 2019

On March 19, 2014 the Company completed the sale of $420,000 of 10.0% First Priority Secured Notes which mature on April 1, 2019. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $413,700.

Interest on the 2019 Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. The 2019 Notes are secured by first priority ship mortgages on each of the Company’s 17 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. The 2019 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 17 vessel owning subsidiaries and Global Ship Lease Services Limited.

	September 30, 2014	December 31, 2013

10% First Priority Secured Notes Due 2019	$420,000	$—
Less original issue discount	(6,300)	—
Amortization of original issue discount	736	—

Closing balance	$414,436	$—

The original issue discount is being amortised on an effective interest rate basis over the life of the 2019 Notes.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Long-Term Debt (continued)

c)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a new $40.0 million senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”). This facility matures on October 1, 2018. The interest rate under the facility is USD LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum is due quarterly on undrawn amounts.

The collateral provided to the 2019 Notes also secures on a first priority basis the Revolving Credit Facility. There is a Cash Balance financial covenant which is tested each six months, commencing June 30, 2014. Up to and including December 31, 2015, the Company must have a minimum cash balance of $15,000 on each test date. After this date, the minimum cash balance on each test date increases to $20,000.

Amounts outstanding under this facility can be prepaid without penalty, other than breakage costs in certain circumstances. At September 30, 2014 no amounts had been drawn down under the Revolving Credit Facility.

7.	Related Party Transactions

CMA CGM is considered to be a related party as it was, until the merger referred to in Note 1, the parent company of Global Ship Lease, Inc. and at September 30, 2014 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	September 30, 2014	December 31, 2013

Amounts due to CMA CGM companies presented within current liabilities	$3,124	$1,969

Amounts due from CMA CGM companies presented within current assets	$6,551	$7,006

The current account balances at September 30, 2014 and December 31, 2013 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on all its vessels.

CMA CGM held all of the Series A preferred shares of the Company until they were fully redeemed, at a discount, pursuant to a Share Repurchase Agreement on August 22, 2014 (see note 9). Dividends on these preferred shares for the three months and nine months ended September 30, 2014 amounted to $147 (2013: $261) and $653 (2013: $779) respectively.

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at September 30, 2014 of between 3.25 and 11.25 years (see note 2(a)). Of the $866,728 maximum contracted future charter hire receivable for the fleet set out in note 8, $865,595 relates to the 15 vessels that were chartered to CMA CGM as at September 30, 2014. Revenues generated from charters to CMA CGM are summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Revenue generated from charters to CMA CGM	$33,049	$36,080	$100,192	$107,156

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share and dividend data)

7.	Related Party Transactions (continued)

Ship Management Agreements

The Company outsources day to day technical management of its 17 vessels to a ship manager, CMA Ships Limited, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Limited an annual management fee of $123 per vessel (2013: $114) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.9 and $9.0 (2013: between $5.4 and $8.8) per day per vessel depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charters remain in place. Ship management fees expensed for the three months and nine months ended September 30, 2014 amounted to $523 (2013: $485) and $1,568 (2013: $1,454) respectively.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

8.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 17 vessels subject to charters as at September 30, 2014 is as follows:

Year ending September 30,	Fleet as at September 30, 2014

2015	132,464
2016	131,690
2017	131,331
2018	109,985
2019	104,372
Thereafter	256,886

$866,728

9.	Share Capital

At September 30, 2014 the Company had two classes of common shares outstanding. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. The last quarter for which a dividend was paid was fourth quarter 2008. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share and dividend data)

9.	Share Capital (continued)

Restricted stock units are granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 11).

The Series A preferred shares ranked senior to the common shares and were mandatorily redeemable in 12 quarterly instalments commencing August 31, 2016. They were classified as a long-term liability. The dividend that the Series A preferred shareholders were entitled to was presented as part of interest expense. These shares, which had a liquidation value at maturity of $45,000, were redeemed at a discount pursuant to a Share Repurchase Agreement for $36,400 on August 22, 2014, using the proceeds received from the issuance of the Series B Preferred Shares below, the balance of the restricted cash and cash on hand.

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheet. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statement of Equity, when and if declared by the Board of Directors. A dividend was declared on September 22, 2014 for the third quarter 2014.

10.	Interest Rate Derivatives and Fair Value Measurements

Prior to the issue of the 2019 Notes (see note 6(b)) the Company had been exposed to the impact of changes to interest rates on the floating rate debt drawn under the credit facility (see note 6(a)) which also required the Company to hedge at least 50% of any drawings. Accordingly, the Company entered into interest rate swap agreements to manage the exposure.

On March 19, 2014 the secured credit facility was fully repaid and was replaced with the 2019 Notes, which have a fixed interest rate. The $277,000 nominal amount of outstanding interest rate swaps which had hedged the Company’s interest rate risk were terminated accordingly. The cost of the termination included an element of unsettled payments due under the swap agreements up to March 19, 2014 amounting to $307. This amount is included in the consolidated statements of income as a realised loss on derivative instruments.

During the period when the interest rate swaps were outstanding, they were “marked to market” at each reporting date end and recorded at their fair values. This generated unrealized gains and losses. The unrealized gain on interest rate derivatives for the three and nine months ended September 30, 2014 was $ nil (2013: $1,390) and $1,944 (2013: $11,831) respectively.

None of the Company’s interest rate agreements qualified for hedge accounting and therefore the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period have been reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments for the derivatives, periodic cash settlements and termination payments) are included within cash flows from investing activities in the consolidated statements of cash flows.

The Company’s derivative instruments were categorized as level 2 in the fair value hierarchy. Due to the termination of these instruments in the current year, the fair value at the reporting date was $nil (December 31, 2013: liability of $21,289). Within the consolidated balance sheets, there are no offsets of recognized assets or liabilities related to these derivatives.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant date	Actual Fair Value on Vesting date
	Management	Directors

Unvested as at January 1, 2013	225,000	32,070	$3.22	n/a
Vested in January 2013	—	(32,070)	3.43	3.07
Granted on March 7, 2013	75,000	27,550	3.43	n/a

Unvested as at December 31, 2013	300,000	27,550	$3.26	n/a
Vested in January 2014	—	(27,550)	3.43	5.85

Unvested as at September 30, 2014	300,000	—	$3.25	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the consolidated statements of income over the vesting period. During the three months and nine months ended September 30, 2014, the Company recognized a total of $50 (2013: $101) and $152 (2013: $286) share based compensation costs respectively. As at September 30, 2014, there was a total of $100 unrecognized compensation cost relating to the above share based awards (December 31, 2013: $252). The remaining cost is expected to be recognized over a period of 12 months.

The restricted stock units granted to Directors on March 13, 2012 and March 7, 2013 vested in January 2013 and January 2014 respectively.

The restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this is after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. The restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. The restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

12.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the three and nine months ended September 30, 2014, no dividend was declared (2013: nil dividends). The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 9). Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At September 30, 2014, there were 300,000 restricted stock units granted and unvested as part of management’s stock based compensation. As of September 30, 2014 only Class A and B common shares are participating securities.

For the three and nine months ended September 30, 2014 and September 30, 2013, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

12.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Class A common shares
Weighted average number of common shares outstanding (B)	47,541,484	47,513,934	47,541,383	47,513,934
Weighted average number of RSUs without service conditions (note 12) (B)	150,000	75,000	150,000	75,000
Dilutive effect of share-based awards	124,281	181,056	127,267	174,380

Common shares and common share equivalents (F)	47,815,765	47,769,990	47,818,650	47,763,314

Class B common shares

Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net income available to common shareholders	$6,369	$7,264	$5,925	$24,625

Available to:
- Class A shareholders for period	$6,369	$7,264	$5,925	$24,625
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—

Net income available for Class A (A)	$6,369	$7,264	$5,925	$24,625
Net income available for Class B (C)	—	—	—	—

Basic Earnings per share:
Class A (A/B)	$0.13	$0.15	$0.12	$0.52
Class B (C/D)	—	—	—	—

Diluted Earnings per Share
Net income available to common shareholders	$6,369	$7,264	$5,925	$24,625

Available to:
- Class A shareholders for period	$6,369	$7,264	$5,925	$24,625
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—

Net income available for Class A (E)	$6,369	$7,264	$5,925	$24,625
Net income available for Class B (G)	—	—	—	—

Diluted Earnings per share:
Class A (E/F)	$0.13	$0.15	$0.12	$0.52
Class B (G/H)	—	—	—	—

13.	Subsequent Events

The Company acquired an 8,063 TEU containership from Orient Overseas Container Lines Limited (“OOCL”) on October 28, 2014. The vessel, OOCL Tianjin, had a purchase price of $55 million, which was settled from existing cash on hand. The vessel was immediately time chartered back to OOCL for a period of 36 to 39 months, at charterer’s option, at a gross rate of $34,500 per day.